Certificate of Amendment of

The Certificate of Incorporation of

Corning Natural Gas Holding Corporation

Under Section 805 of the Business Corporation Law

The undersigned, being the President and Chief Executive Officer of Corning Natural Gas Holding Corporation (the “Corporation”), hereby certifies that:

First: The name of the Corporation is Corning Natural Gas Holding Corporation.

Second: The original Certificate of Incorporation of the Corporation was filed by the Department of State of the State of New York on July 19, 2013, and was amended by Certificates of Amendment to the Certificate of Incorporation filed by the Department of State of the State of New York on January 28, 2016, on March 30, 2016, on June 27, 2017, and on April 30, 2018.

Third: Pursuant to Section 502 of the Business Corporation Law and subparagraph (b) of Paragraph FOURTH of the Certificate of Incorporation, Paragraph FOURTH of the Certificate of Incorporation is hereby amended by the addition of a new subparagraph (e) which states the number, designation, relative rights, preferences, and limitations of the shares of a new series of Preferred Stock, designated as 6% Series C Cumulative Preferred Stock, as fixed by the Board of Directors of the Corporation. New subparagraph (e) of Paragraph FOURTH of the Certificate of Incorporation shall read in its entirety as follows:

“(e) 6% Series C Cumulative Preferred Stock.

Section 1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as the “6% Series C Cumulative Preferred Stock” (the “Series C Cumulative Preferred Stock”). The Series C Cumulative Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall be 180,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of shares of Series C Cumulative Preferred Stock to a number less than the number of shares then outstanding, plus the number of shares reserved, if any, for issuance upon the exercise of outstanding options, rights or warrants or upon the exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock shall be on parity for all purposes, including, without limitation, dividends, liquidation, voting rights, and redemption, other than date of redemption and redemption price, with the Corporation’s Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock, and any other series of Preferred Stock by its terms on parity as to dividends, liquidation preference, voting rights and redemption, other than date of redemption and redemption price (“Series C Parity Stock”).

Section 2. Dividends and Distributions.

(A) Subject to Section 1 of subparagraph (e) of this Paragraph FOURTH and to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series C Cumulative Preferred Stock with respect to dividends, the holders of shares of Series C Cumulative Preferred Stock at the close of business on March 31, June 30, September 30, and December 31, as the case may be (each such date being referred to herein as a “Series C Dividend Record Date”), immediately preceding the relevant Series C Quarterly Dividend Payment Date (as defined below), shall be entitled to receive, when, as and if declared by the Board out of funds legally available for such purpose, cumulative cash dividends at the rate per annum of 6.0% per share of the Series C Liquidation Preference (as defined below) (equivalent to $1.50 per annum per share), payable on the 14th day of January, April, July and October in each year (each such date being referred to herein as a “Series C Quarterly Dividend Payment Date”) commencing on the first Series C Quarterly Dividend Payment Date after the first issuance of a share of Series C Cumulative Preferred Stock.

1

(B) Dividends shall begin to accrue and be cumulative on outstanding shares of Series C Cumulative Preferred Stock from the date of issuance of such shares of Series C Cumulative Preferred Stock. Accrued but unpaid dividends shall not bear interest. Dividends declared and paid on the shares of Series C Cumulative Preferred Stock in an amount less than the total amount of dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding and among all other series of Preferred Stock ranking on parity with the Series C Cumulative Preferred Stock.

Section 3. Voting Rights. The holders of shares of Series C Cumulative Preferred Stock shall have no voting rights except as set forth below or as otherwise required by New York law, as may be amended from time to time:

(A) Except as otherwise provided in this Certificate of Incorporation or the Bylaws, or by law, the affirmative vote or consent of holders of at least a majority of the outstanding shares of Series C Cumulative Preferred Stock and all other Preferred Stock of equal rank having similar voting rights, including without limitation any outstanding Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock, voting together as a single class (collectively, “Series C and Parity Stock”) is required for the Corporation to: (i) authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to such Series C and Parity Stock; or (ii) consummate a binding share exchange or reclassification involving shares of Series C Cumulative Preferred Stock or a merger or consolidation of the Corporation with another entity unless the Series C Cumulative Preferred Stock remains outstanding or is replaced by preference securities with terms not materially less favorable to holders. In addition, the holders of shares of Series C Cumulative Preferred Stock shall have the rights set forth in Section 9 of subparagraph (e) of this Paragraph FOURTH.

(B) (i) If at any time dividends on any Series C Cumulative Preferred Stock shall be in arrears in an amount equal to eight (8) quarterly dividends thereon, then the occurrence of such contingency shall mark the beginning of a period (herein called a “Series C Default Period”) that shall extend until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series C Cumulative Preferred Stock then outstanding shall have been declared and paid or set apart for payment ending on the Dividend Payment Date following the date when all such accrued dividends have been paid. During each Series C Default Period, all holders of Series C and Parity Stock with dividends in arrears in an amount equal to eight (8) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect one (1) member to the Board in accordance with this Section 3(B) of subparagraph (e) of this Paragraph FOURTH.

2

(ii) During any Series C Default Period, such voting right of the holders of Series C and Parity Stock to elect one member to the Board may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(B) of subparagraph (e) of this Paragraph FOURTH or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders until all accrued and unpaid dividends have been paid through the Series C Quarterly Dividend Payment Date immediately preceding the record date for the next annual meeting of shareholders; provided, however, that such voting right shall not be exercised unless the holders of at least one-half in number of shares of Series C and Parity Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Series C and Parity Stock of such voting right. At any annual meeting of shareholders at which the holders of Series C and Parity Stock shall exercise such voting right initially during an existing Series C Default Period, holders of Series C and Parity Stock entitled to vote shall have the right, voting together as a single class, to elect one (1) director. If such voting right is exercised at a special meeting of shareholders, holders of Series C and Parity Stock entitled to vote shall have the right to elect one (1) director to fill such vacancy in the Board as may then exist, if any, provided, however, if no vacancy then exists on the Board, the Board shall act to increase the size of the entire Board by one (1) director prior to such special meeting. After the holders of Series C and Parity Stock shall have exercised their right to elect a director in any Series C Default Period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Series C and Parity Stock as herein provided or pursuant to the rights of any equity securities ranking senior to the Series C and Parity Stock.

(iii) Unless the holders of Series C and Parity Stock shall, during an existing Series C Default Period, have previously exercised their right to elect directors, the Corporation shall, by action of the President or the Board in accordance with the Bylaws, promptly call a special meeting of the holders of Preferred Stock entitled to vote thereon for such purpose. Notice of such meeting and of any annual meeting at which holders of Series C and Parity Stock are entitled to vote pursuant to this paragraph (B)(iii) shall be given to each holder of record of such Series C and Parity Stock by mailing a copy of such notice to such holder at such holder’s last address as the same appears on the books of the Corporation. Notwithstanding the provisions of this paragraph (B)(iii), no such special meeting shall be called during the period within sixty (60) days immediately preceding the date fixed for the next annual meeting of the shareholders.

(iv) In any Series C Default Period, the holders of Common Stock shall continue to be entitled to elect the entire Board until the holders of Series C and Parity Stock shall have exercised their right to elect one (1) director, after the exercise of which right (x) the director so elected by the holders of Series C and Parity Stock shall continue in office until his or her successor shall have been elected by such holders of Series C and Parity Stock or until the expiration of the Series C Default Period, and (y) any vacancy in the position of director elected by the holders of Series C and Parity Stock, shall be filled as provided in Section 3(B)(ii) of subparagraph (e) of this Paragraph FOURTH.

(v) Immediately upon the expiration of a Series C Default Period, (x) the right of the holders of Series C and Parity Stock to elect a director shall cease, (y) the term of any director elected by the holders of Series C and Parity Stock shall terminate, and (z) the number of directors constituting the entire Board shall be such number as may be provided for in the Certificate of Incorporation or the Bylaws irrespective of any increase made pursuant to the provisions of Section 3(B)(ii) of subparagraph (e) of this Paragraph FOURTH (such number being subject, however, to change thereafter in any manner provided by law or in the Certificate of Incorporation or Bylaws). Any vacancies in the Board effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors.

3

Section 4. Certain Restrictions.

(A) The Corporation shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share of Series C Cumulative Preferred Stock and for so long as any such shares are issued and outstanding, unless concurrently therewith it shall declare a dividend on the outstanding shares of Series C Cumulative Preferred Stock as required by Section 2 of subparagraph (e) of this Paragraph FOURTH and on any other series of Preferred Stock entitled to dividends on a parity stock basis with the Series C Cumulative Preferred Stock including, without limitation, any outstanding shares of Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock.

(B) Whenever quarterly dividends or other dividends or distributions payable on the Series C Cumulative Preferred Stock as provided in Section 2 of subparagraph (e) of this Paragraph FOURTH are in arrears, until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Cumulative Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior, whether as to dividends or upon liquidation, dissolution or winding up, to the Series C Cumulative Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on parity, whether as to dividends or upon liquidation, dissolution or winding up, with the Series C Cumulative Preferred Stock, except dividends paid ratably on the Series C Cumulative Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on parity, whether as to dividends or upon liquidation, dissolution or winding up, with the Series C Cumulative Preferred Stock; provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior, whether as to dividends or upon dissolution, liquidation or winding up), the Series C Cumulative Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series C Cumulative Preferred Stock, or any shares of stock ranking on parity with the Series C Cumulative Preferred Stock, except in accordance with Section 7(B)(ii) of subparagraph (e) of this Paragraph FOURTH, or pursuant to a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(C) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, pursuant Section 4(A) of subparagraph (e) of this Paragraph FOURTH, purchase or otherwise acquire such shares at such time and in such manner.

4

Section 5. Reacquired Shares. Any shares of Series C Cumulative Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth in this Certificate of Incorporation or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up. In the event of any liquidation, Deemed Liquidation Event (as defined below), winding-up or dissolution of the Corporation, whether voluntary or involuntary, each holder of shares of Series C Cumulative Preferred Stock shall be entitled to receive and be paid out of the assets of the Corporation available for distribution to its shareholders an amount equal to $25.00 per share (the “Series C Liquidation Preference”), plus an amount equal to any accumulated and unpaid dividends and distributions thereon for any dividend period prior to the effective time of such event in preference of the holders of, and before any payment or distribution is made on, any stock ranking junior, including, without limitation, on any Common Stock. After the payment to the holders of Series C Cumulative Preferred Stock of the full preferential amounts provided for in this Section 6 of subparagraph (e) of this Paragraph FOURTH, the holders of Series C Cumulative Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation. In the event, however, that there are not sufficient assets available to permit payment in full of the Series C Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on parity with the Series C Cumulative Preferred Stock, including, without limitation, any shares of the Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such Series C and Parity Stock in proportion to their respective liquidation preferences.

Section 7. Deemed Liquidation Events.

(A) Definition. For the purposes of this subparagraph (e) of this Paragraph FOURTH, each of the following events shall be considered a “Deemed Liquidation Event”:

(i) a merger or consolidation in which the Corporation is a constituent party and in which the consideration consists solely of cash and/or the right to receive cash; except any such merger or consolidation involving the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting entity; or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting corporation; or

(ii) the sale, lease, transfer or other disposition in which the consideration consists solely of cash, in a single transaction or series of related transactions, by the Corporation, or any subsidiary of the Corporation, of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer or other disposition is to a wholly owned subsidiary of the Corporation or a parent entity owning all of the outstanding shares of the Corporation.

5

(B) Effecting a Deemed Liquidation Event.

(i) The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (a “Merger Agreement”) provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 6 of subparagraph (e) of this Paragraph FOURTH.

(ii) In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the New York Business Corporation Law within ninety (90) days after such Deemed Liquidation Event, then the Corporation shall send a written notice to each holder of Series C Cumulative Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such shares of Series C Cumulative Preferred Stock. If any holder of Series C Cumulative Preferred Stock so requests in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by New York law governing distributions to shareholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all, but not less than all, shares of Series C Cumulative Preferred Stock held by such requesting shareholder at a price per share equal to the Series C Liquidation Preference (i.e., $25.00), plus any accumulated and unpaid dividends for any dividend period prior to the effective date of the Deemed Liquidation Event. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all shares of Series C and Parity Stock from all shareholders requesting such redemption, the Corporation shall ratably redeem each such shareholder’s shares of Series C Cumulative Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares held by such shareholders as soon as it may lawfully do so under New York law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Section 7(B)(ii) of subparagraph (e) of this Paragraph FOURTH, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(C) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Section 6 of subparagraph (e) of this Paragraph FOURTH as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (ii) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 6 of subparagraph (e) of this Paragraph FOURTH after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 7(C) of subparagraph (e) of this Paragraph FOURTH, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

 Section 8. Redemption. The shares of Series C Cumulative Preferred Stock shall be redeemable as provided for in this Section 8 of subparagraph (e) of this Paragraph FOURTH.

(A) Mandatory Redemption. On September 30, 2026 (the “Series C Mandatory Redemption Date”), the Corporation shall redeem, by payment in cash on such date, subject to the legal availability of funds under New York law, all, but not less than all, of the outstanding shares of Series C Cumulative Preferred Stock at a redemption price equal to $25.00 per share, plus an amount equal to all accrued but unpaid dividends, if any, on such shares (whether or not declared) to and including the Series C Mandatory Redemption Date (the “Series C Mandatory Redemption Price”). The Corporation shall deliver a notice of redemption not fewer than ten (10) nor more than sixty (60) business days prior to the Series C Mandatory Redemption Date, addressed to the holders of the Series C Cumulative Preferred Stock as they appear in the records of the Corporation as of the date of such notice. Each notice shall state the following: (i) the Series C Mandatory Redemption Date; (ii) the Series C Mandatory Redemption Price; (iii) the name of the redemption agent to whom, and the address of the place to where, the shares of Series C Cumulative Preferred Stock are to be surrendered for payment of the Series C Mandatory Redemption Price; and (iv) that dividends on the shares of Series C Cumulative Preferred Stock to be redeemed will cease to accrue on such Series C Mandatory Redemption Date, provided that the Series C Mandatory Redemption Price and the dividends accrued through, and including, the day immediately preceding the Series C Mandatory Redemption Date, shall have been paid on the Series C Mandatory Redemption Date.

6

(B) Redemption upon a Fundamental Change. No later than ten (10) business days after the effective date of a Fundamental Change, the Corporation shall give notice of such occurrence (such notice, the “Fundamental Change Notice”) to each of the holders of record of the Series C Cumulative Preferred Stock as they appear in the records of the Corporation as of the date of the Fundamental Change. Upon the occurrence of a Fundamental Change, any holder of the Series C Cumulative Preferred Stock may elect to require the Corporation to redeem, in whole or in part, the Series C Cumulative Preferred Stock held by such holder for an amount equal to $25.00 per share, plus any accumulated and unpaid dividends for any dividend period prior to the effective date of the Fundamental Change (the “Series C Fundamental Change Redemption Amount”), subject to the Corporation having funds legally available under New York law for such redemption, by delivering a notice of redemption to the Corporation not more than twenty (20) business days (subject to extension to comply with applicable law) following the delivery of the Fundamental Change Notice to such holder. Each Fundamental Change Notice shall state the following: (i) the events causing the Fundamental Change; (ii) the date of the Fundamental Change; (iii) the last date on which a holder may exercise the redemption right; (iv) the Series C Fundamental Change Redemption Amount; (v) the name of the redemption agent to whom, and the address of the place to where, the Series C Cumulative Preferred Stock are to be surrendered for payment of the Series C Fundamental Change Redemption Amount; and (vi) that dividends on the shares of Series C Cumulative Preferred Stock to be redeemed will cease to accrue on the date of such redemption (the “Fundamental Change Redemption Date”), provided that the Series C Fundamental Change Redemption Amount and the dividends accrued through, and including, the day proceeding the Fundamental Change Redemption Date, shall have been paid on the Fundamental Change Redemption Date.

A “Fundamental Change” means the occurrence of a change of control, which will be deemed to have occurred if any of the following occurs after the initial issue date of the Series C Cumulative Preferred Stock:

(1)	Any “person” or “group” within the meaning of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than the Corporation, its subsidiaries or any of its employee benefit plans, files any schedule, form or report under the Exchange Act disclosing that such person has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of the Corporation’s voting stock representing fifty percent (50%) or more of the total voting power of all outstanding classes of the Corporation’s voting stock entitled to vote generally in elections of directors, or has the power, directly or indirectly, to elect a majority of the members of the Corporation’s Board of Directors;
(2)	The Corporation consolidates with, enters into a binding share exchange, merger or similar transaction with or into another person other than one or more of its subsidiaries, or the Corporation sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Corporation, in any such event, where the consideration consists, in full or in part, of rights, securities or property other than cash; or
(3)	The holders of the Corporation’s capital stock approve any plan or proposal for the liquidation or dissolution of the Corporation (whether or not otherwise in compliance with this Certificate of Incorporation).

Section 8. Ranking. The Series C Cumulative Preferred Stock will, with respect to both dividend rights and rights upon liquidation, winding-up or dissolution of the Corporation, rank: (i) senior to all classes or series of the Corporation’s Common Stock; (ii) senior to any other class or series of the Corporation’s capital stock issued in the future, unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series C Cumulative Preferred Stock; (iii) on parity with any class or series of the Corporation’s capital stock, the terms of which expressly provide that it will rank on parity with the Series C Cumulative Preferred Stock, including without limitation, the Series A Cumulative Preferred Stock and the Series B Convertible Preferred Stock; and (iv) junior to any other class of series of the Corporation’s capital stock, the terms of which expressly provide that it will rank senior to the Series C Cumulative Preferred Stock, none of which exists on the date hereof, and the issue of which would be subject to the approval of a majority of the outstanding shares of Preferred Stock voting as a class; and (v) subject to funds legally available and payment of or provision for the Corporation’s debts and other liabilities.

7

Section 9. Amendment. At any time when any shares of Series C Cumulative Preferred Stock are outstanding, this Certificate of Incorporation shall not be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series C Cumulative Preferred Stock so as to materially adversely affect the rights of the holders of Series C Cumulative Preferred Stock with respect to dividends, liquidation, voting rights, including this Section 9 of subparagraph (e) of this Paragraph FOURTH, or redemption, without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Cumulative Preferred Stock, voting separately as a class, provided, however, in no event shall the authorization, creation or issuance of any series or class of Series C Parity Stock be deemed to be an event requiring the affirmative vote of such holders of Series C Cumulative Preferred Stock pursuant to this Section 9 of subparagraph (e) of this Paragraph FOURTH.

Section 10. Fractional Shares. Series C Cumulative Preferred Stock may not be issued in fractions of a share.”

Fourth: No shares of the Corporation’s Series C Cumulative Preferred Stock have been issued or are outstanding as of the date hereof. The foregoing amendments to the Certificate of Incorporation were authorized pursuant to the authority granted in subparagraph (b) of Paragraph FOURTH of the Certificate of Incorporation and Section 502(d) of the New York Business Corporation Law, by the affirmative vote of a majority of the entire Board of Directors of the Corporation, at a meeting duly called and held on January 28, 2020.

In Witness Whereof, the undersigned has signed this Certificate of Amendment on March 18, 2020.

/s/ Michael I German

Michael I. German,

President and Chief Executive Officer

Certificate of Amendment of

The Certificate of Incorporation of

Corning Natural Gas Holding Corporation

Under Section 805 of the Business Corporation Law

Kohrman Jackson Krantz LLP

One Cleveland Center

1375 East 9th Street, 29th Floor

Cleveland, Ohio 44114